Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Material Fact

SERASA

1. Banco Itaú Holding Financeira S.A. (“ITAÚ”) announces the signing of a Share Purchase Agreement with Experian Brasil Aquisições Ltda. (“EXPERIAN”), a Brazilian subsidiary of Experian Solutions, Inc. through which ITAÚ undertakes to sell to EXPERIAN 832,176 shares, the issue of Serasa S.A. (“SERASA”).

2. EXPERIAN shall pay R$ 925.78 per SERASA’s share acquired from ITAÚ. Settlement of this operation shall take place by the end of July 2007.

3. The increase of ITAÚ’s net income is estimated to be R$ 480 million for the second quarter of 2007.

4. ITAÚ shall maintain its participation in the management of SERASA, with a seat on the Board of Directors, together with a stake in SERASA’s capital as shown below:

	Before the Transaction		After the Transaction
	Number of Shares	Participation in Total Capital	Number of Shares	Participation in Total Capital
ITAÚ Participation	1,215,522	32.62%	383,346	10.29%
Total	3,726,600	100.00%	3,726,600	100.00%

5. SERASA is a leading provider of analytical and information products and services for credit and business support in all market segments, having the largest database in Latin America on consumers, companies and conglomerates. This leadership has been achieved as a result of the professionalism and dedication of SERASA’s management and employees whose sponsored by its shareholders built up a company focused on a process of continuous improvements that has changedded into beanchmarket in its sector.

6. EXPERIAN is a global leader in providing analytical and information services to organizations and consumers to help manage the risk and reward of commercial and financial decisions. Clients include organizations from financial services, retail and catalog, telecommunications, utilities, media, insurance, automotive, leisure, e-commerce, manufacturing, property and government sectors. Experian Group Limited is listed on the London Stock Exchange (EXPN) and is a constituent of the FTSE 100 index. It has corporate headquarters in Dublin, Ireland, and operational headquarters in Costa Mesa, Calif., and Nottingham, UK. EXPERIAN employs approximately 13,500 people in 36 countries worldwide, supporting clients in more than 60 countries. Annual sales are US$3.5 billion.

7. The strong positioning of SERASA in the Brazilian market, in combination with the global expertise of EXPERIAN will bring up a significant evolution in the Brazilian credit analysis market.

8. This transaction is consistent with ITAÚ’s capital allocation to typical banking business, which creates shareholder value with a view to the sustainability of the organization.

São Paulo, June 26, 2007

ALFREDO EGYDIO SETUBAL
Investor Relations Officer